Mail Stop 0510

      June 3, 2005

Mr. Shay Goldstein
c/o Mr. David Lubin
David Lubin & Associates
92 Washington Avenue
Cedarhurst, New York 11516

	RE:	Safetek International, Inc.
      Form 10-KSB for the year ended December 31, 2004
		File No. 33-22175

Dear Mr. Goldstein:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

								Sincerely,



								John Cash
								Accounting Branch Chief


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE